January 11, 2007

VIA EDGAR

Mr. Larry Greene

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

State Farm Mutual Fund Trust (the “Trust”) filed post-effective amendment (“PEA”) #20 to its registration statement with the U.S. Securities and Exchange Commission (the “Commission”) on September 28, 2006, pursuant to Rule 485(a) under the Securities Act of 1933. The Trust consists of 15 separate investment portfolios, each with its own investment objective. For purposes of this letter, each separate investment portfolio is referred to as a “Fund,” and the 15 investment portfolios collectively are referred to as the “Funds.” On behalf of the Commission, you provided comments to PEA #20 in a phone call to me on November 16, 2006. This letter is the Trust’s formal response to the Commission’s comments received on November 16, 2006.

The Trust hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement,

•	comments from the Commission’s staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission’s comments to the Trust’s filing and indicate how the Trust has responded to or how it intends to respond to those comments.

Comment #1 – On each page of PEA #20 there is a “Table of Contents” header. The Trust should consider removing the header.

Mr. Larry Greene

January 11, 2007

Response #1 – Agreed. The Trust removed the header in PEA #22 filed with the Commission on November 22, 2006.

Comment #2 – Pursuant to the USA Patriot Act and the regulations thereunder, the Trust must adopt an anti-money laundering program, including a customer identification program (an “AML Program”). The Trust should disclose in its prospectuses that the Trust has adopted an AML Program and should disclose which of the Trust’s service-providers are responsible for implementing the Trust’s AML Program.

Response #2 – Agreed. The Trust currently describes its AML Program in each of its prospectuses. In its next PEA, the Trust will augment its disclosure by adding the underlined text to the following existing disclosure:

Anti-Money Laundering Compliance. The Funds are required to comply with various anti-money laundering laws and regulations. Consequently, the Funds may request additional required information from you to verify your identity. Your application will be rejected if you are not a U.S. resident or it does not contain your name, social security number, date of birth and permanent street address. If at any time the Funds believe a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Funds may choose not to establish a new account or may be required to “freeze” a shareholder’s account. The Funds also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder’s account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Funds to inform the shareholder that it has taken the actions described above. The Manager [State Farm Investment Management Corp., the Trust’s investment adviser and transfer agent] and State Farm VP Management Corp. [the Trust’s distributor] implement the Funds’ anti-money laundering program.

Comment #3 – The Trust should consider whether the order of information in its three prospectuses complies with the requirement of Items 2 and 3 and with the general instructions to Form N-1A.

Response #3 – Agreed. The Commission previously provided this comment to the Trust. Please see the Trust’s response provided in a letter to you dated April 17, 2006, the text of which I attach to this letter as “Attachment A.”

Comment #4 – Six of the Trust’s Funds invest exclusively in shares of corresponding master funds that have substantially similar investment objectives. The Trust should disclose the nature of the master-feeder relationship in its prospectuses.

Mr. Larry Greene

January 11, 2007

Response #4 – Agreed. The Trust includes the following disclosure regarding the master-feeder relationship in its prospectuses:

S&P 500 Index Fund and the LifePath Funds – Compensation in the Master/Feeder Mutual Fund Structure

The S&P 500 Index Fund and the LifePath Funds are feeder funds that invest all of their assets in Master Portfolios with substantially similar investment objectives, strategies and risks. Barclays [Global Fund Advisors] manages each Master Portfolio. For its services to the Master Portfolios, Barclays receives annual fees based on the following annual rates:

Fund Annual Management Fee

S&P 500 Index Master Portfolio	0.05% of average daily net assets
LifePath Retirement Master Portfolio*	0.35% of average daily net assets
LifePath 2010 Master Portfolio	0.35% of average daily net assets
LifePath 2020 Master Portfolio	0.35% of average daily net assets
LifePath 2030 Master Portfolio	0.35% of average daily net assets
LifePath 2040 Master Portfolio	0.35% of average daily net assets

* The corresponding Master Portfolio into which the State Farm LifePath Income Fund invests.

For its services to the Underlying Funds in which the LifePath Master Portfolios invest, Barclays receives fees that differ from the fees described for the LifePath Funds in this prospectus. Barclays has agreed to waive the investment advisory fees charged to the Master Portfolios in an amount equal to the investment advisory fees charged to the Underlying Funds [in which the Master Portfolios invest] in order to avoid duplication of such fees. In addition, BGI [Barclays Global Investors, N.A., an affiliate of Barclays Global Fund Advisors] may receive fees as administrator of certain of the Underlying Funds; however, Barclays has agreed to waive from the investment advisory fees charged to the Master Portfolios an amount equal to the administration and other fees paid to BGI by those Underlying Funds.

Feeder Fund Expenses. The S&P 500 Index Fund and each LifePath Fund bears its corresponding Master Portfolio’s expenses in proportion to the amount of assets it invests in the corresponding Master Portfolio. Each feeder fund can set its own transaction minimums, fund-specific expenses and conditions.

Feeder Fund Rights. Under the master/feeder structure, the Board of the Trust retains the right to withdraw the assets of the S&P 500 Index Fund or a LifePath Fund from a Master Portfolio if it believes doing so is in the best interests of the Fund and its shareholders. If the Board withdraws assets of any such Fund from a Master Portfolio, it would then consider whether that Fund should invest in another master portfolio or take other action.

Mr. Larry Greene

January 11, 2007

Comment #5 – As set forth in the Commission’s generic comment letter issued in early 1993, the Trust should consider adding a statement to the cover of the Trust’s prospectuses indicating that six of the Trust’s Funds are feeder funds that purchase shares of corresponding master funds.

Response #5 – Disagree. The Trust considered adding this disclosure to the cover page of the prospectuses but decided that it is better to address the nature of the master-feeder relationship in the body of the prospectuses. The Trust believes that its position is consistent with the instructions to Item 1(a) of Form N-1A allowing very limited additional information on a prospectus cover page.

Comment #6 – How does the Trust comply with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”)?

Response #6 – With respect to the Tax Advantaged Bond Fund, the Trust has adopted the following fundamental investment restriction:

INVESTMENTS—TAX ADVANTAGED BOND FUND. The Tax Advantaged Bond Fund will (i) invest at least 80% of its assets in tax-exempt securities; or (ii) invest its assets so that at least 80% of the income will be tax-exempt.

The Trust has adopted the following non-fundamental investment restriction for the other named Funds to which Rule 35d-1 applies:

INVESTMENT COMPANY NAMES. Each of the Equity Fund, the Small/Mid Cap Equity Fund, S&P 500 Index Fund, Small Cap Index Fund, International Index Fund, Bond Fund and Money Market Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of borrowings for investment purposes, in the particular type of investment that is suggested by the Fund’s name, and each will notify its shareholders at least 60 days prior to any change in such policy.

By adopting these policies and by monitoring compliance with the procedures, the Trust believes that the Trust complies with Rule 35d-1 under the 1940 Act.

Comment #7 – With respect to the Trust’s Funds that are designed to replicate the performance of a specific securities market index, does the Trust disclose risks associated with tracking error?

Response #7 – Yes, the Trust discloses risks associated with tracking error in its prospectus as follows:

Indexing Risk. The S&P 500 Index Fund, the Small Cap Index Fund and the International Index Fund (collectively, the “Equity Index Funds”) attempt to match the performance of a securities market index, but there is no guarantee that these funds will succeed in their attempt to match such performance. The degree to which an Equity Index

Mr. Larry Greene

January 11, 2007

Fund fails to match the performance of its benchmark index is referred to as “tracking error.” Barclays expects that the tracking error for the S&P 500 Index Master Portfolio, the master portfolio into which the S&P 500 Index Fund invest substantially all of its assets, will be less than 5% over time. With respect to the Small Cap Index Fund and the International Index Fund, Northern Trust Investments expects that over time and under normal circumstances, the quarterly performance of these two funds, before expenses, will be within 95% of the performance of each fund’s applicable benchmark index. Each Equity Index Fund tries to stay fully invested at all times in assets that will help the Fund achieve its investment objective. Even when stock prices are falling, an Equity Index Fund will stay fully invested and may decline more than its benchmark index. An index is not a mutual fund and you cannot invest in an index. The composition and weighting of securities in an index can, and often do, change.

Comment #8 – The Trust’s prospectuses indicate that some of the Funds may invest in equity securities and depositary receipts of foreign companies. Depositary receipts of foreign companies include both sponsored and unsponsored depositary receipts. In describing the principal risks of investing in a Fund that purchases equity securities of foreign companies, the Trust should consider discussing the risks of investments by a Fund in unsponsored depositary receipts.

Response #8 – The Trust’s prospectuses describe the principal risks to shareholders of foreign investing by a Fund. The discussion of foreign investing risk covers the risk of investing in equity securities and depositary receipts, both sponsored and unsponsored, of foreign companies. Any incremental risk related to investments by a Fund in unsponsored depositary receipts, as compared to the risks to a Fund of investing in sponsored depositary receipts, is not a principal risk of investing in the Fund.

In its Statement of Additional Information (“SAI”), the Trust describes the risk related to a Fund’s investing in sponsored and unsponsored depositary receipts as follows:

Each of Equity Fund, Small Cap Equity Fund, Equity and Bond Fund (through its investment in the Equity Fund), International Equity Fund and International Index Fund may invest in Depositary Receipts through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary, whereas a depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities and the depositary of an unsponsored facility frequently is under no obligation to distribute interestholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts with respect to the deposited securities. The issuers of unsponsored Depositary Receipts are not obligated to disclose material information in the United States, and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the Depositary Receipts.

Mr. Larry Greene

January 11, 2007

Comment #9 – The Trust’s International Equity Fund invests its assets primarily in common stocks of companies located in Europe, Canada, Australia and the Far East. The International Equity Fund may also invest in companies located in other countries and in emerging markets. Where in the Trusts’ prospectuses and SAI does the Trust disclose the risks of investing in emerging markets?

Response #9 – The Trust discloses the risk of the International Equity Fund’s investing in companies located in emerging markets under the heading “Foreign Investing Risk.” Specifically, the Trust includes the following disclosure regarding emerging markets in its prospectuses:

Some foreign markets are considered to be emerging market countries. Investments in these countries subject a Fund to a greater risk of loss than investments in a developed country. This is due to, among other things, greater market volatility, lower trading volume, political and economic instability, greater risk of market shut down and more governmental limitations on foreign investment policy than those typically found in a developed market.

The Trust also discusses emerging markets risk on page 8 of its SAI.

Comment #10 – The Trust describes the principal investment strategies of its Small/Mid Cap Equity Fund in the Trust’s prospectus, which states:

Bridgeway invests the Fund in a diversified portfolio of small capitalization stocks issued by companies listed on the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers Automated Quotation System (“NASDAQ”). Bridgeway defines “small capitalization stocks” as those stocks issued by companies smaller than the largest 500 U.S. companies as measured by market capitalization (stock market worth). Bridgeway selects securities stocks using its proprietary quantitative investment models which consider multiple factors. Bridgeway does not time the market or incorporate macro-economic forecasting into its stock selection process.

Bridgeway invests in small stocks in the “value” category, which it defines as those stocks that Bridgeway believes are priced cheaply relative to some financial measures of worth, such as the ratio of price to earnings, price to sales or price to cash flow.

Bridgeway may invest up to 10% of its segment of the Fund’s assets in equity securities and depositary receipts of foreign companies.

Mr. Larry Greene

January 11, 2007

The Commission commented that equity securities issued by the 501st largest U.S. company as measured by market capitalization typically would not be considered to be small capitalization stock. The Commission suggested that the Trust clarify the nature of the securities in which Bridgeway will invest its segment of the Small/Mid Cap Equity Fund.

Response #10 – Agreed. The Trust changed the disclosure to state that Bridgeway will invest the Fund in a diversified portfolio of small and mid-capitalization stocks issued by companies listed on the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

Comment #11 – The Trust includes six Funds that are feeder funds investing exclusively in shares of master funds with substantially similar investment objectives. Are the financial statements of the master funds included in the Trust’s registration statement?

Response #11 – Yes, the financial statements of the master funds are included in the Trust’s registration statement. On page 119 of the Trust’s SAI under the heading of “Financial Statements” the Trust states the following:

The audited financial statements for the Trust for the fiscal year ended December 31, 2005, the notes thereto and the report of Ernst & Young LLP thereon are incorporated herein by reference from the Trust’s annual report to shareholders dated December 31, 2005. The unaudited financial statements for the Trust for the six-month period ended June 30, 2006, and the notes thereto are incorporated herein by reference from the Trust’s semi-annual report to shareholders dated June 30, 2006.

The financial statements of the master funds in which the Trust’s feeder funds invest are included in the Trust’s annual and semi-annual reports.

Comment #12 – Each of the Trust’s prospectuses includes a Shareholder Transaction Expense table, including footnotes describing certain information presented in the Shareholder Transaction Expense table. The Trust should consider moving those footnotes to a point in the prospectus after the Expense Examples.

Response #12 – Disagree. The instructions to Form N-1A allow a registrant to include footnotes to the Shareholder Transaction Expenses table. See Instruction 2(a)(i) and 2(d) to Item 3 of Form N-1A. The footnotes to the Shareholder Transaction Expense table will be less helpful to investors if the footnotes are moved to another page in the prospectuses.

Comment #13 – In fee table in the Trust’s prospectuses, there is disclosure regarding net expenses after subtraction of a contractual fee waiver. The Trust should consider changing the language in the fee table from “Less Management Fee Waiver” to “Less Management Fee Reduction.”

Mr. Larry Greene

January 11, 2007

Response #13 – Disagree. Fee waiver is synonymous with fee reduction. Moreover, the Commission’s Question & Answer Letter on New Form N-1A dated October 2, 1998, states that a registrant can use the language “Fee Waiver” in the fee table if the fee waiver is contractual.

Comment #14 – Footnote 4 following the fee table in each of the Trust’s prospectuses indicates that State Farm Investment Management Corp. (“SFIMC”), the Trust’s investment adviser and shareholder services agent, has agreed to not to be paid an investment advisory and shareholder services fee for performing services for the Equity and Bond Fund. Since there is no fee directly paid to SFIMC for providing investment advisory and other shareholder services to the Equity and Bond Fund, is there valid legal consideration under the Investment Advisory and Management Services Agreement and under the Shareholder Servicing Agreement to support SFIMC’s promise to perform investment advisory and shareholder services to the Equity and Bond Fund?

Response #14 – Although SFIMC does not directly earn an investment advisory or shareholder services fees for providing services to the Equity and Bond Fund, SFIMC earns such fees with respect to the underlying Funds in which the Equity and Bond Fund invests (i.e., SFIMC earns fees for providing investment advisory and shareholder services to the Equity Fund and the Bond Fund). SFIMC does not collect an investment advisory or shareholder services fee from the Equity and Bond Fund because SFIMC does not want to charge duplicate fees to shareholders of the Equity and Bond Fund. Accordingly, because SFIMC receives investment advisory and shareholder services fees with respect to the underlying funds in which the Equity and Bond Fund invests, SFIMC believes there is valid legal consideration to support SFIMC’s promise to perform investment advisory and shareholder services to the Equity and Bond Fund.

Comment #15 – Appendix A of the Trust’s Class A/B prospectus includes related manager performance information for certain Funds, including composite related manager performance information for Capital Guardian Trust Company and Northern Trust Investments. In describing the composite performance information, the Trust should state in its prospectuses that the composite performance information includes performance from accounts other than other mutual fund accounts and should provide examples of the types of other accounts included in the composite related manager performance.

Response #15 – Agreed. In the Trust’s next PEA, the Trust will state in its prospectuses that include related manager performance that the composite performance information includes performance from accounts other than other mutual fund accounts and the Trust will provide examples of the types of other accounts the performance of which is included in the composites.

Mr. Larry Greene

January 11, 2007

Should you have any questions or need additional information please give me a call.

Sincerely,

/s/ David M. Moore
David M. Moore
Assistant Secretary
State Farm Mutual Fund Trust
(309) 766-1908

Attachment A

April 17, 2006

Mr. Larry Greene, Examiner

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

You recently provided comments to me concerning Post-Effective Amendment #17 (“PEA #17”) filed by State Farm Mutual Fund Trust (the “Trust”), a registered investment company with 15 separate series, each separate series referred to as a “Fund” and the 15 series collectively referred to as the “Funds.” You commented that the Trust needs to follow the Form N-1A instructions in Form N-1A regarding the ordering of Items 2 and 3 in the Trust’s prospectuses. Below I describe why we believe that the Trust satisfies the Form N-1A requirements for the ordering of information responding to Items 2 and 3.

Item 2 of Form N-1A requires the Trust to disclose:

(a)	Each Fund’s investment objectives/goals.

(b)	A summary of the principal investment strategies of each Fund (including the type or types of securities in which each Fund principally invests or will invest).

(c)	The principal risks of investing in each Fund, including a narrative risk disclosure, a risk/return bar chart and table reflecting average annual total returns for the one-, five- and ten-year periods for each Fund. Fund returns in the performance table are to be compared to a broad-based securities market index.

Item 3 of Form N-1A requires the Trust to disclose the following information after Item 2:

(a)	A table describing the fees and expenses the investor will pay if the investor buys and holds shares of the Fund, such as shareholder fees, sales charges, redemption fees, exchange fees and account fees.

(b)	A table describing each Fund’s total annual fund operating expenses, including its management fees, 12b-1 fees and other expenses.

(c)	Expense examples for the one-, three-, five- and ten-year periods assuming the investor invests $10,000, receives a 5% return and incurs the expenses set forth in the fee tables.

General instruction 3(a) of Form N-1A states that a registrant should disclose the information required by Items 2 and 3 in numerical order at the front of the prospectus. General instruction 3(c) acknowledges that Form N-1A may be used by one or more series or classes of a registrant such as the Trust. General instruction 3(c)(ii) provides:

Paragraph (a) requires Funds to disclose the information required by Items 2 and 3 in numerical order at the front of the prospectus and not to precede the Items with other information. As a general matter, multiple Funds or Multiple Class Funds may depart from the requirement of paragraph (a) as necessary to present the required information clearly and effectively (although the order of information required by each Item must remain the same). For example, the prospectus may present all of the Item 2 information for several Funds followed by all of the Item 3 information for the Funds, or may present Items 2 and 3 for each of several Funds sequentially. Other presentations also would be acceptable if they are consistent with the Form’s intent to disclose the information required by Items 2 and 3 in a standard order at the beginning of the prospectus.

In previous filings, the Trust included the information required by Item 2 for each Fund sequentially. For example, in previous filings the Trust provided the information required by Item 2 for the Equity Fund, followed by information required by Item 2 for the Small Cap Equity Fund, etc. until the Trust had provided all Items 2 information sequentially for its 15 Funds. The Trust followed this information with the information required to satisfy Item 3 for all 15 Funds on a combined basis. In other words, the shareholder fee table, the table reflecting total annual fund operating expenses and the expense examples were combined for all 15 Funds.

In PEA #17, the Trust continues to provide information required by Items 2 and 3 in numerical order at the beginning of the prospectus. However, instead of providing all the Item 2 information for one Fund followed by all the Item 2 information for the next Fund, the Trust in PEA #17 provides all the information required by Item 2(a-b) (objective and principal investment strategies) sequentially for the Funds followed by all the information required to satisfy Item 2(c) (principal risks of investing in the Funds) on a combined basis. After presenting the Item 2 information for all Funds, the Trust next provides information responding to Item 3 on a combined basis for all Funds, just as the Trust has previously done.

We believe that the new presentation in the Trust’s May 1, 2006 prospectuses satisfies the Form N-1A instruction that allows the Trust to use other presentations that are consistent with the Form’s intent to disclose the information required by Items 2 and 3 in a standard order at the beginning of the prospectus. The Item 2 information included in the Trust’s prospectuses dated May 1, 2006, is substantially similar to the Item 2 information provided in the Trust’s previous prospectuses. Furthermore, under the new formatting 13 pages of redundant disclosure is eliminated from each of the Trust’s prospectuses, which will make these documents easier to read and which will translate into cost savings for the Trust and its investors. Lastly, the Trust is not the first registered investment company to present Item 2 and 3 information for multiple funds in this manner. See the Artisan prospectus dated January 30, 2006, a link to which I attach: http://www.artisanfunds.com/data/pdfs/prospectus0601.pdf .

Should you have any questions or need additional information please give me a call.

Sincerely,

David M. Moore
Counsel
(309) 766-1908